EXHIBIT 77D
for IDS Growth Fund, Inc.
series IDS Research Opportunities Fund

At a Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated:

o        The Fund will not pledge or mortgage its assets beyond
         15% of total assets.

o The Fund will not invest more than 5% of its total assets in securities of domestic or foreign companies, including and predecessors, that have a record of less than three years continuous operations.
o        The Fund will not invest more than 5% of its net assets in warrants.

o The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

o The fund will not purchase securities of an issuer if the board members and officers of the Fund and of AEFC hold more than a certain percentage of the issuer's outstanding securities.
         If the holdings of all board members and officers of the Fund and of AEFC who own more that 0.5% of an issuer's securities are added together, and if in total they own more that 5%, the Fund will not purchase securities of that issuer. [Depending in the fund, that policy also may include board members and officers of IDS Life.]